[letterhead]

May 22, 2014

Era Anagnosti
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:           AXIM International, Inc. (the “Company”)
Preliminary Information Statement on Schedule PRE 14C
Filed May 2, 2014
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 4, 2014
File No.  000-54296

Dear Ms. Anagnosti:

Please allow this to respond to your letter dated May 20, 2014, regarding the above referenced Company.  This letter keys to your comments and our responses.  We have included the Company acknowledgement at the end of this letter.

Preliminary Information Statement on Schedule PRE 14C

General

1.  We have filed Item 5.01 on Form 8-K to disclose the change in control transaction.   Upon review of the applicability standards set forth in section (a) to the instructions to Item 14 of Schedule 14A, we do not believe that Item 14 of Schedule 14A is applicable to the actions described in the Information Statement.   Accordingly, we have revised the disclosure under the section entitled “The Authorized Capital Increase” to provide more comprehensive disclosure.

2.  We have revised the disclosures to reflect the current authorized 195 million shares of common stock.

Information of Consenting Stockholders, page 5

3.  Please be advised that Medical Marijuana Inc.’s consent to the action was obtained by written consent.

Interests of Certain Persons in Matters to be acted upon, page 7

4.  We have revised our disclosures to comply with Item 3 of Schedule 14C, to provide a better description of the Canchew Bio-technologies, LLC business, and to describe Sanammad Foundation’s 50% joint venture interest in Canchew Bio-technologies, LLC.

Form 10-K for the Fiscal Year Ended December 31, 2013

General

5.  We have filed Item on 4.01 of Form 8-K together with Exhibit 16, regarding Jeffrey & Company.

Thank you.  We hope that this letter is responsive to your comments.  Should you have any comments or questions, please do not hesitate to contact the undersigned.

ACKNOWLEDGEMENT

AXIM International, Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AXIM International, Inc.

/s/	Dr. George E. Anastassov
By:	Dr. George E. Anastassov
Its:	Chief Executive Officer